August 06, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:      Net Serviços de Comunicação S.A.
            Form 20-F for Fiscal Year Ended December 31, 2009
            Filed May 21, 2010
            File No. 0-28860

Dear Mr. Spirgel:

This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comments contained in your letter, dated July 26, 2010, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2009 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2010.  The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

16. Intangible Assets, page F-47

1.                  Tell us how you determined that your software has indefinite useful life. Provide us with the details of your analysis under paragraphs 88-96 of IAS 38.

The heading “Indefinite useful life” in the table in Note 16 was inadvertently extended to apply to the column “Software”; this heading should instead only apply to the columns “Goodwill” and “Licenses.”  The Company’s rights to use software have  definite useful lives and are amortized at a rate of 20% per annum, as shown in the row labeled “Amortization rate per annum (%)”in the same table in Note 16. It will be revised in future filings.

Mr. Larry Spirgel Division of Corporation Finance	2	August 06, 2010

2.                  Addressing paragraphs 88-96 of IAS 38 tell us how you determined that the useful life of licenses is indefinite. In your response, please provide us with your history of renewals of the licenses.

The Company currently holds 95 licenses to operate pay-television systems. Three of these licenses are for MMDS (Multi-channel Multi-point Distribution Systems) services and the remaining 92 are for cable services.

The Company’s licenses are issued on a non-exclusive basis by Anatel, the national communications agency in Brazil. The licenses are granted for a term of 15 years and are automatically renewable beyond this period, subject to:

   a) satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

   b) compliance with applicable laws and regulations; and

   c) the payment of an immaterial fee.

The Company has historically fulfilled all technical and financial requirements, complied with applicable laws and regulations and made payment of the required fees.  Additionally, the technology used in cable services is not expected to be replaced by another technology at any time in the foreseeable future.

As the Company intends to renew these licenses and they are expected to contribute to the entity’s net cash inflows indefinitely, they are considered as having an indefinite useful life in accordance with paragraph 96 of IAS 38.

The Company’s three licenses for MMDS service were issued in 1994 and renewed in 2009, remaining valid until 2024. The Company’s cable services licenses were issued between 1996 and 2000 and will first be eligible for automatic renewal between 2011 and 2015.

3.                  Addressing paragraphs 80-87 of IAS 36 tell us how you determined your cash- generating units for your goodwill impairment testing.

Pursuant to paragraph 80 of IAS 36, the goodwill acquired in a business combination shall be allocated to each of the acquirer’s cash-generating units or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is allocated must represent the lowest level within the entity at which the goodwill is monitored for internal management purposes and not be larger than an operating segment as defined by paragraph 5 of “IFRS 8 - Operating Segments” before aggregation.

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Mr. Larry Spirgel Division of Corporation Finance	3	August 06, 2010

The Company has allocated goodwill acquired in business combinations to a single cash-generating unit as the future benefits of such goodwill will be generated on consolidated basis.

The Company believes none of its service offerings (e.g., pay TV, broadband internet access or telephone) constitutes a separate cash generating unit. Although the Company’s chief operating decision maker reviews operational data for individual services, robust financial data by segment are not provided. The Company’s chief operating decision maker reviews operational data by service in order to evaluate implementation of the Company’s cross-selling strategy and to increase the penetration of triple-play households among the Company’s existing customers. The only financial information available by service offering is revenue and certain direct variable costs (programming and additional bandwidth) that – without including other direct and indirect costs such as salaries, third party services (including field services and call centers), marketing, triple-play advertisement, depreciation, amortization and pole rental – is not sufficient to make operating, financial and strategic decisions.  Also, the Company does not allocate its assets by pay TV, broadband or telephone services as the full range of services are delivered through a single cable network.

The Company’s chief operating decision maker reviews financial information on a consolidated basis in regular meetings to evaluate the Company’s financial performance.  Also, decisions regarding financial and strategic planning, budget, growth and operational goals, cash flow management, capital expenditures, capital investment, equipment and employee compensation are all made on a consolidated basis.

There are no segment managers or anyone with that function directly accountable for pay TV, broadband or telephone separately because the Company believes that it would not provide significant information to the chief operating decision maker.

Finally, it is important to note that a single cable network is used to support all of the Company’s services to its customers’ households.  All decisions are made to optimize services that this single cable network provides to households, whether it is pay TV, broadband or telephone.  As a result, the Company has concluded that it operates as one single cash-generating unit.

Nevertheless, even if the Pay TV and Broadband services were to be considered as separate operating segments, they could be aggregated under paragraph 12 of IFRS 8.  As sufficient discrete financial information is not available, we are unable to determine that such services are economically similar. However, the Company has performed the following analysis in order to determine if the other aggregation criteria have been met:

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Mr. Larry Spirgel Division of Corporation Finance	4	August 06, 2010

a.       The nature of the products and services.

Currently, our principal services include pay TV and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, broadband internet service under the “NET Vírtua” brand name and fixed line telephone service under the “NET Fone Via Embratel” brand name.

Our services are similar in nature, which is related to entertainment and communication services, and are provided to our customers through the same cable system. Our cable system simultaneously delivers pay TV, high-speed internet and telephone services to our customers. In addition, our technicians install all of our services, call center services are centralized and answer inquiries related to any of our services and we send one invoice to our customers with their monthly subscription fees.

b.      The nature of the production processes.

The Company renders communication services to its customers. Through the same network architecture, including significant use of fiber-optic cable, our customers have access to numerous services, including pay-per-view services, pay TV, land line telephone service and internet access. A single cable at a customer’s residence provides one, several or all of the Company’s services. Because the infrastructure supporting such services is inseparable, the Company cannot separately consider operating costs and capital expenditures related to its network by service, but instead manages these expenses on a consolidated basis. As a result, we believe the production process for our services is the same.

c.       The type or class of customers for their products and services.

The Company has residential and commercial customers. As of July 31, 2010, approximately 96% of our customers were residential. The customers may be provided with one, several or all of the Company’s services. For example, a substantial majority of our Broadband Internet customers also subscribe to our Pay-TV services. In March 2006, the Company started to offer triple play packages, a combination of Pay TV, Broadband Internet and fixed line Telephone services, which have been its primary service offerings directed at the residential market. In building its network, the Company has focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase its services, particularly value-added services.

d.      The methods used to distribute their products or provide their services.

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Mr. Larry Spirgel Division of Corporation Finance	5	August 06, 2010

As discussed above, the method used to provide all of the Company’s services is the same. In addition to the inseparable aspect of the Company’s infrastructure, there is also an indivisible aspect to the installation of the Company’s services. Once a customer is connected to the Company’s network, which services he or she receives is merely a matter of what signals are purchased. The customer’s home is connected by cable to a node, which is connected to the Company’s network, irrespective of which services he or she purchases. As discussed above, our technicians install all of our services and our call centers service all of our services. In addition, the Company has a centralized sales and marketing team responsible for overseeing sales and marketing of all of our services.

e.       If applicable, the nature of regulatory environment, for example, banking, insurance or public utilities.

The Company is regulated by a single agency, Anatel, and all of its services are subject to the same regulatory environment.     Law No. 8,977, Decree No. 2,206 and Anatel Resolution No. 190, issued in November 1999, authorize cable television operators such as the Company to:

•         furnish video and audio signals on their cable networks; and

•         utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, price and other data.

Based on the above analysis, it is the Company’s conclusion that the aggregation criteria are met.

   The Company also concludes that this single cash-generating unit is the lowest level that constitutes a business, so it is the only reporting unit that is used to perform goodwill impairment testing, as commented in note 6 to the Company’s audited consolidated financial statements included in the Annual Report.

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Mr. Larry Spirgel Division of Corporation Finance	6	August 06, 2010

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely,

/s/ Marcio Minoru Miyakava

Marcio Minoru Miyakava

Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer

André Müller Borges, Chief Legal Officer